Exhibit 21.1
KID BRANDS, INC. AND SUBSIDIARIES

JURISDICTION OF
COMPANY NAME	ORGANIZATION
Kid Brands, Inc.	New Jersey
Kids Line, LLC	Delaware
Kids Line Australia Pty Ltd.	Victoria, Australia
Kids Line UK Limited	England
Sassy, Inc.	Illinois
I & J HoldCo, Inc.	Delaware
LaJobi, Inc.	Delaware
CoCaLo, Inc.	California
I&J Quality Co., Ltd.*	Thailand
I&J International (Hong Kong) Limited*	Hong Kong
I&J Quality Consulting (Shenzhen) Co., Ltd.*	PRC (Shenzhen)
RB Trademark Holdco, LLC	Delaware

Russ Berrie & Co. West (inactive)	California
BOA Done, Inc. (inactive)	West Virginia
P/F Done, Inc. (inactive)	Pennsylvania
Fluf N’ Stuf, Inc. (inactive)	Pennsylvania
RBTACQ, Inc. (inactive)	Ohio
RBCACQ, Inc. (inactive)	California
Russ Berrie (Holdings) Limited (inactive)	England
Russ Berrie (Deutschland) GmbH (inactive)	Germany
Russ Berrie (Benelux) B.V. (inactive)	Holland

*	Entity in process of being formed.